EXHIBIT 99.1

Alpha Compute Signs Binding Term Sheet for Planned 200 MW Natural Gas-Powered Data Center Campus in Pennsylvania, with Potential Expansion to 1 GW

Behind-the-meter generation fueled by on-site Marcellus gas targets all-in power costs of approximately $0.0585/kWh for an initial 200 MW

ROADTOWN, Tortola, BVI, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (Nasdaq: ALP) ("Alpha Compute" or the "Company"), a technology pioneer in AI Confidential Compute and GPU-as-a-service (GPUaaS), today announced that it has entered into a Binding Term Sheet covering the acquisition of mineral, surface and pore-space assets in northern Pennsylvania, and the offtake of power and data center capacity from the resulting planned data center campus (the "PA project”).

The Binding Term Sheet grants Alpha Compute Management, LLC, a subsidiary of Alpha Compute, an exclusive option to acquire the assets at a base purchase price of $55,000,000. A $3,000,000 deposit is payable following execution of a definitive Property Purchase Agreement and satisfaction or waiver of specified conditions and will be credited against the cash balance due at closing. Alpha Compute Corp. will serve as offtaker, with a binding but conditional intra-group commitment to take the planned initial 200 MW of power and data center capacity, with potential expansion to 1 GW, subject to diligence, permits, financing and definitive agreements.

The assets include unleased Marcellus gas rights for approximately 1,800 oil and gas mineral acres in the specified Included Formations, carrying a 100% net revenue interest subject to title confirmation. Existing leasehold rights in the Utica and deeper formations are excluded from the proposed acquisition. The assets also include surface and pore-space properties and surface and pore-space property in Northern Pennsylvania, which is held for future development and is not part of the campus. This is a greenfield project. No power or data center capacity is currently operating or available at the site, and the 200 MW represents planned capacity.

Non-Dilutive Capital and Execution

Alpha Compute is working with its development and financing partners to acquire the property and develop it with non-dilutive capital through special purpose vehicles (SPV) and joint ventures with the leading energy and development organizations currently working in the area with significant investments and assets.

An energy-first approach to compute

The contemplated design for the PA project is for the electricity and fuel to originate on the same asset. Third-party evaluation of the property concluded that gas produced from the underlying Marcellus Formation could supply 200 MW of continuous generation for ten years at an all-in delivered cost of approximately $0.0585 per kilowatt-hour, which is meaningfully below prevailing PJM commercial and industrial rates of roughly $0.08 to $0.10 per kilowatt-hour. That figure is all-inclusive, reflecting the capital and operating costs of drilling, gathering and simple-cycle turbine generation. These estimates remain subject to validation of the underlying assumptions.

The development plan contemplates twelve Marcellus wells with average lateral lengths of approximately 13,000 feet, drilled from two new pads on the southeastern edge of the mineral block. The site also sits within reach of significant existing infrastructure. Multiple high-pressure interstate natural gas transmission lines run adjacent to the acreage, which could provide redundant fuel supply and a route to expand capacity beyond 1 GW over time, subject to commercial arrangements and interconnection rights. A 115 kV transmission line and nearby substations could offer optional grid interconnection, subject to applicable agreements and approvals.

Site characteristics

Surface diligence identified a high, flat plateau with roughly 80 contiguous acres suitable for initial development, on ground characterized by interbedded siltstones, sandstones and shales with no identified geohazards such as faults, karst or sinkholes. Environmental screening returned no threatened or endangered species findings in state databases, with federal species of concern flagged for further evaluation during permitting, and three small wetlands identified for avoidance or permitted relocation.

Respecting the land and the community

Alpha Compute’s first two GPU deployments in Canada and Sweden both run on 100% hydroelectric power. The PA project applies that same standard to a different resource base. If developed as planned, the campus would generate behind the meter from gas produced on the property and would place no new draw on the regional grid that families and farms depend on. The Company is evaluating CO2 sequestration in the deep formations beneath the site, which would require separate rights and approvals. The build is designed to meet the county's requirements with closed-loop cooling that recirculates water instead of withdrawing it, sound held to the 57 dBA community standard at neighboring property lines, full-cutoff lighting that protects rural night skies, low-reflective earth-tone buildings set behind berms and native plantings, riparian buffers along every stream, and a funded decommissioning plan in place from the first day of operations.  The result is compute infrastructure that works in harmony with the land, respecting local resources. Planned architectural buildings include barn-style exteriors intended to fit the surrounding agricultural landscape, preserving the character of the communities that host them.

"This initiative unites domestic energy production and sovereign power generation with secure, confidential infrastructure on Pennsylvania soil," stated Brittany Kaiser, Chief Executive Officer of Alpha Compute. "While our existing facilities utilize 100% hydroelectric resources, this expansion demonstrates our commitment to developing high-performance data campuses that prioritize community integration and maintain rigorous environmental standards across every project."

"Establishing control over the computational layer necessitates ownership of the underlying infrastructure, which encompasses the very fuel source," stated Enzo Villani, Executive Chairman and President of Alpha Compute. "By leveraging on-site resource production and behind-the-meter generation at an anticipated all-in cost of $0.0585 per kilowatt-hour, we intend to transform energy from a primary operational expense into a strategic asset if the project is completed."

Subject to county review and approval

The project will be developed in accordance with local Data Center Ordinances.

Any development will require review by the County Planning Commission and approval by the Board of Commissioners, together with an environmental and community impact analysis, an environmental impact assessment, a water feasibility study, coordination with the County 911 Coordinator and Department of Emergency Services, and applicable permitting from the Pennsylvania Department of Environmental Protection and the Susquehanna River Basin Commission. Alpha Compute intends to engage with township officials, county staff and area residents throughout that process.

The County's Chief Assessor has publicly estimated that a data center project of this general scale could add approximately $2.08 billion to the county's taxable assessed value, an increase of roughly 54% over the current total, with an estimated combined annual tax impact of $33.4 million across the county, municipalities and school district. Actual assessment and tax outcomes would depend on final project configuration and are determined by county assessment procedures, not by the developer.

Conditions to closing

The Binding Term Sheet is binding as to the exclusive option and specified obligations, but the transaction and the offtake commitment remain conditional and subject to material buyer-controlled conditions and termination rights. Completion is subject to satisfactory due diligence, negotiation and execution of definitive agreements, title and survey review, financing, receipt of required governmental and regulatory approvals, and other conditions. No assurance can be given that the transaction will close, reach commercial operation or that any planned data center will be constructed.

About Alpha Compute Corp.

Alpha Compute Corp. (Nasdaq: ALP) is a vertically integrated AI infrastructure company specializing in GPU-as-a-service and AI Confidential Compute. Alpha Compute’s mission is to support clients, subsidiaries, and partners across critical sectors including: finance, defense, intelligence, and media with the essential framework for any organization requiring secure, confidential computing environments. For more information, please visit: https://www.alphacompute.ai/

Alpha Compute Corp is domiciled in the British Virgin Islands with offices in New York, Los Angeles, Miami, Amsterdam and Toronto. Alpha Compute is a founding partner of the Right2Compute Coalition; more information is available at www.right2compute.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact, including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements.

Forward-looking statements in this release include, without limitation: successful completion of the acquisition and the development and financing of the planned data center; title, acreage and net revenue interest; financing and partner arrangements; gas availability, projected power costs, well and generation plans; development, permitting, construction and commercial operation of the planned initial 200 MW; potential expansion to 1 GW; and potential economic, environmental and community impacts.

These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including: the timing and progress of the Company's strategic initiatives; reliance on third-party vendors and partners; the ability to secure additional financing; uncertainty around the Company's investments and legacy business; risks related to technology platforms and ecosystems; and general market and economic conditions. A more complete discussion of these risks is set forth under "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2026.

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained herein are made as of the date of this press release, and the Company undertakes no obligation to update or revise them publicly, except as required by law.

Investor & Media Contact

Alpha Compute Corp.
ir@alphacompute.ai
www.alphacompute.ai

Patch McMahon
patch.mcmahon(at)icrinc.com